As filed with the Securities and Exchange Commission on August 25, 2000
                                                 Registration File No. 333-89683

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 3
                                  ON FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    AMERICAN TELESOURCE INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
        (State or other jurisdiction of incorporation or organization)

                                  74-2849955
                    (I.R.S. Employer Identification Number)

         6000 Northwest Parkway, Suite 110, San Antonio, Texas 78249
                                (210) 547-1000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Arthur L. Smith, Chief Executive Officer
          6000 Northwest Parkway, Suite 110, San Antonio, Texas 78249
                                (210) 547-1000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only the securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. /__/

If any of the securities being registered on this Form are to be offered on a delayed or continuos basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /___/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /___/

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /___/


                                    CALCULATION OF REGISTRATION FEE
=======================================================================================================
                                                          Proposed
                                                           Maximum         Proposed
                Title of                     Amount       Offering         Maximum         Amount of
               Securities                    To be          Price         Aggregate       Registration
            To be Registered               Registered     Per Share     Offering Price        Fee
-------------------------------------------------------------------------------------------------------
Resale of common stock issued upon
conversion of preferred stock (1)            484,872        $0.76         $  748,326       $  208.03
-------------------------------------------------------------------------------------------------------
Resale of common stock issued in
payment of dividends on preferred
stock (1)                                      7,436        $0.76         $   89,799       $   24.96
-------------------------------------------------------------------------------------------------------
Resale common stock issuable upon
conversion of preferred stock (2)          1,200,000        $6.06         $7,275,000       $1,920.60
-------------------------------------------------------------------------------------------------------
Resale of common Stock to be paid as
dividend on convertible preferred (2)        144,000        $6.06         $  873,000       $  230.47
-------------------------------------------------------------------------------------------------------
Resale of common stock issuable upon
exercise of warrants granted as
finders fee (1)                               50,000        $0.76         $   38,000       $   10.56
-------------------------------------------------------------------------------------------------------
Resale of common stock issued as
finders fee (1)                               19,693        $0.76         $   14,967       $    4.16
-------------------------------------------------------------------------------------------------------
Resale of common stock issuable upon
exercise of warrants (2)                     170,000        $6.06         $1,030,020       $  271.97
=======================================================================================================

(1) Calculated pursuant to Rule 457 (c), using the average of the high and low prices reported on October 18, 1999, solely for the purpose of calculating the Registration Fee; fee calculated and paid upon filing of original registration statement on Form S-3 filed on October 26, 1999 pursuant to Rule 457(c).

(2) Calculated pursuant to Rule 457 (c), using the average of the high and low prices reported on April 10, 2000, solely for the purpose of calculating the Registration Fee; fee calculated and paid upon filing of first amendment to registration statement on Form S-3 filed on April 14, 2000.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.

PROSPECTUS NOT COMPLETE

     [Not Yet Issued]


                       2,076,001 Shares of Common Stock

                    AMERICAN TELESOURCE INTERNATIONAL, INC.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

     The selling shareholders identified on page 27 of this prospectus are offering these shares of common stock for resale. We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

     Our common stock is traded on the American Stock Exchange under the symbol "AI". On August 22, 2000, the closing price of our common stock was $3.00 per share.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

RELY ONLY ON THIS PROSPECTUS........................................   1
ATSI................................................................   1
RISK FACTORS........................................................   4
FORWARD LOOKING STATEMENTS..........................................  16
OUR CAPITAL STOCK...................................................  17
USE OF PROCEEDS.....................................................  21
COMMON STOCK ISSUED.................................................  21
SELLING SHAREHOLDERS................................................  27
PLAN OF DISTRIBUTION................................................  29
LEGAL MATTERS.......................................................  30
EXPERTS.............................................................  30
WHERE YOU CAN FIND MORE INFORMATION.................................  30

                         RELY ONLY ON THIS PROSPECTUS

     You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with different information. This prospectus may be used only in states and other jurisdictions where it is legal to sell the common stock. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any shares.

                                     ATSI

     American TeleSource International, Inc., or ATSI, is a communications company focusing on the market for wholesale and retail services between the United States and Latin America, and within Latin America. In 1993, we began assembling a framework of licenses, interconnection and service agreements, network facilities and distribution channels so that we would be in a position to take advantage of the de-monopolization of the Latin American telecommunications market, as well as the increasing demand for services in this market. Most of our current operations involve services between the U.S. and Mexico or within Mexico. We have some operations in Central America as well, and may expand our operations in the rest of Latin America as the regulatory environment permits.

     We also own a subsidiary, GlobalSCAPE, Inc. which sells its proprietary Internet productivity software, CuteFTP(R), CuteHTML(R) CuteZIP(TM), CuteMAP(TM) and CuteMX(TM). We have announced plans to distribute approximately 27% of the stock of GlobalSCAPE to our existing shareholders with a record date of July 14, 2000.

     We have had operating losses for almost every quarter since we began operations in 1994. Our auditors' opinion on our financial statements as of July 31, 1999 calls attention to substantial doubts as to our ability to continue as a going concern. This means that they question whether we can continue in business. We have experienced difficulty in paying our vendors and lenders on time in the past, and may experience difficulty in the future. If we are unable to pay our vendors and lenders on time, they may stop providing critical services or repossess critical equipment that we need to stay in business. We do not know when we will achieve profitability, so to stay in business we will almost certainly have to borrow money or sell additional stock. We do not know if we will be able to borrow money or sell additional stock on terms we find acceptable.

     Our strategy for the future is to maximize the use of our current infrastructure between Mexico and the United States, while focusing on expanding our retail customer base in Mexico and the United States. We also want to expand our network infrastructure in Mexico to reduce costs. We want to increase the ratio of retail traffic vs. wholesale traffic because we believe that retail traffic is less volatile than wholesale traffic, and retail customers pay more for our services than wholesale customers. Retail traffic should therefore produce greater profit margins than wholesale traffic. Our defined retail target market will be the underserved and underdeveloped Latino markets in the Mexico and the United States, where we plan to offer services that will function regardless of the user's location north or south of the U.S./Mexico border, such as enhanced prepaid calling services. Our marketing term for these types of services is "borderless."

     For the nine months ended April 30, 2000, the percentage of revenues generated by its wholesale, retail and Internet e-commerce business was 63%, 25% and 12%, respectively. Additional financial information can be found in our Form 10-Q filed June 14, 2000 for the three and nine months ended April 30, 2000.


     We have signed a definitive agreement to acquire Grupo Intelcom, S.A. de C.V., a Mexican company, which owns a long distance license issued by the Mexican government. The terms of the agreement call for us to purchase 100% of the stock of Grupo Intelcom from Alfonso Torres Roqueni (a 51% stockholder) and COMSAT Mexico, S.A. de C.V., (a 49% stockholder) for a total purchase price of approximately $3,255,000 consisting of $755,000 in cash, $500,000 in the form of a note payable and 400,000 shares of our common stock. Additionally, Mr. Torres received 100,000 warrants exercisable at $6.00 for a period of three years. On July 11, 2000 we received final regulatory approval from the Mexican government to acquire this company. We anticipate final closing of this transaction to occur in September 2000.

     Currently we must rely on other Mexican-licensed long distance carriers to transport our traffic between our facilities in Mexico and the local telephone company in Mexico. By obtaining our own long distance license, we will be able to connect directly to the local telephone company in Mexico. We expect this to reduce our costs significantly beginning six to nine months after the closing of the acquisition. This will also allow us to implement our retail strategy more effectively.


     We have also signed a definitive agreement to acquire Genesis Communications International, Inc., a privately owned telecommunications company focusing on the Latino market in the United States, for approximately $37.3 million, to be paid in shares of our common stock. The number of shares to be issued will vary depending on the average of the closing price of our common stock for the ten days preceding closing, with a stated minimum of 4.7 million shares and a stated maximum of 9.6 million shares. The acquisition of Genesis will allow us to expand our retail presence in the United States. We expect this acquisition to be completed in the first quarter of fiscal 2001.

Our Capital Stock


     As of August 22, 2000 we have 67,428,661 shares of common stock outstanding.

     In addition to the 2,076,001 shares of common stock included in the registration statement of which this prospectus is a part, on April 28, 2000 we filed a registration statement on Form S-3 to register an additional 3,227,845 shares of common stock for resale.

     The table below shows the potential dilution of our common stock resulting from the issuance of the shares of common stock that are included for resale in the registration statement of which this prospectus is a part: The series D preferred stock converts to common stock at a discount to the market price at the time of conversion, so we have assumed a market price of $3.00, the closing sale price of our common stock on the American Stock Exchange on August 22, 2000, and $1.50, which is 50% of that closing sale price.

-----------------------------------------------------------------------------------------------------------------
                              # of shares issued       % of total        # of shares issued at      % of total
                              at market price for   number of shares      50% of market price       number of
                                common stock on        outstanding        for common stock on         shares
Name                            August 22, 2000                             August 22, 2000        outstanding
-----------------------------------------------------------------------------------------------------------------
 Common stock resulting
 from conversion of series
 C preferred stock
 (converted)                               492,308    Less than 1%                      492,308  Less than 1%
-----------------------------------------------------------------------------------------------------------------
 Common stock resulting
 from conversion of series
 D preferred stock                       1,000,000              1.46%                 2,000,000         2.92%
-----------------------------------------------------------------------------------------------------------------
 Common stock resulting
 from exercise of warrant
 issued in connection with
 series D preferred stock                  150,000    Less than 1%                      150,000  Less than 1%
-----------------------------------------------------------------------------------------------------------------
 Finder's fee common stock                  19,693    Less than 1%                       19,693  Less than 1%
-----------------------------------------------------------------------------------------------------------------
 Common stock resulting
 from finder's fee warrants                 50,000    Less than 1%                       50,000  Less than 1%
-----------------------------------------------------------------------------------------------------------------
 Total                                   1,712,001               2.50%                2,712,001         3.96%
-----------------------------------------------------------------------------------------------------------------


     We do not know how many shares of common stock will be issued upon conversion of the series D preferred stock. The series D preferred stock is convertible into common stock based on a floating rate that is a discount of the common stock price at the time of conversion. The conversion price for the series D preferred stock as of August 22, 2000 was $2.65, which means that if The Shaar Fund had converted all of its series D preferred stock on that date we would have issued 1,132,075 shares of common stock. However, due to the fluctuating conversion rate, we do not know the number of shares of common stock that will be issued on conversion of the series D preferred stock, and the number of shares may be materially higher or lower than this.


     In addition to the series D preferred stock, we have a series A preferred stock that also converts at a discount to market. We also have the right, but not the obligation, to issue up to 5 million shares of common stock under an equity line of credit at 92% of the market price of our common stock at the time of purchase. As of August 22, 2000, the total number of shares that would be issued upon full conversion of the series D, the outstanding series A, and if we issued the full 5 million shares of common stock under our equity line of credit would be 8,234,117 shares, which would represent approximately 11% of the total outstanding shares of common stock.

                                 RISK FACTORS

     The purchase of our common stock is very risky. You should not invest any money that you cannot afford to lose. Before you buy our stock, you should carefully read this entire prospectus. We have highlighted for you below all of the material risks to our business that we are aware of.

                          RISKS RELATED TO OPERATIONS

 .  Our auditors have questioned our viability

   Our auditors' opinion on our financial statements as of July 31, 1999 calls attention to substantial doubts as to our ability to continue as a going concern. This means that they question whether we can continue in business. If we cannot continue in business, our common stockholders would likely lose their entire investment. Our financial statements are prepared on the assumption that we will continue in business. They do not contain any adjustments to reflect the uncertainty over our continuing in business.

 . We expect to incur losses, so if we do not raise additional capital we may go out of business

   We have never been profitable and do not expect to become profitable in the near future. We have invested and will continue to invest significant amounts of money in our network and personnel in order to maintain and develop the infrastructure we need to compete in the markets for our services and achieve profitability. In the past we have financed our operations almost exclusively through the private sales of securities. Since we are losing money, we must raise the money we need to continue operations and expand our network either by selling more securities or borrowing money. We are not able to sell additional securities or borrow money on terms as desirable as those available to profitable companies, and may not be able to raise money on any acceptable terms. If we are not able to raise additional money, we will not be able to implement our strategy for the future, and we will either have to scale back our operations or stop operations.

   As of April 30, 2000 we had positive working capital of approximately $1.2 million. In order to maintain our financial position going forward it will be necessary for us to raise funds necessary to cover our recurring negative cash flows from operations. We can not estimate what that amount will be with reasonable certainty. For the nine months ended April 30, 2000, our negative cash flows from operations prior to debt service and capital expenditures were approximately $3.8 million. Conservatively, we will need to be able to raise similar capital over the next nine to twelve months.

   In the near term we expect to sell additional common stock or securities convertible into common stock, which will dilute our existing shareholders' percentage ownership of ATSI and depress the price of our common stock. See the risk factors below under the heading "Risks Related to Market for Common Stock."

 . It is difficult for us to compete with much larger companies such as AT&T, Sprint, MCI-Worldcom and Telmex

   The large carriers such as AT&T, Sprint and MCI/Worldcom in the U.S., and Telmex in Mexico, have more extensive owned networks than we do, which enables them to control costs more easily than we can. They are also able to take advantage of their large customer base to generate economies of scale, substantially lowering their per-call costs. Therefore, they are better able than we are to lower their prices as needed to retain customers. In addition, these companies have stronger name recognition and brand loyalty, as well as a broader portfolio of services, making it difficult for us to attract new customers. Our competitive strategy in the U.S. revolves around targeting markets that are largely underserved by the big carriers. However, some larger companies are beginning efforts or have announced that they plan to begin efforts to capture these markets.

   Mergers, acquisitions and joint ventures in our industry have created and may continue to create more large and well-positioned competitors.

 . The market for wholesale services is extremely price sensitive and there is downward pricing pressure in this market making it difficult for us to retain customers and generate adequate profit from this service

   Industry capacity along the routes serviced by ATSI is generally growing as fiber optic cable is activated. There have also been changes in the international regulatory scheme that have permitted large carriers such as AT&T and MCI/WorldCom to reduce the amount they may charge for international services. These factors, along with intense competition among carriers in this market, have created severe downward pricing pressure. For example, from October 1998 to October 1999, the prevailing price per minute to carry traffic from the U.S. to Mexico declined by approximately 45%. Although we carried almost twice as much wholesale traffic in fiscal year 1999 than in fiscal year 1998, we recognized about the same amount of revenue. If these pricing pressures continue, we must continue to lower our costs in order to maintain sufficient profits to continue in this market.

 . We may not be able to collect large receivables, which could create serious cash flow problems

   Our wholesale network customers generate large receivable balances, often over $500,000 for a two-week period. We incur substantial direct costs to provide this service since we must pay our carriers in Mexico to terminate these calls. If a customer fails to pay a large balance on time, we will have difficulty paying our carriers in Mexico on time. If our carriers suspend services to us, it may affect all our customers.

 . We may not be able to pay our suppliers on time, causing them to discontinue critical services

   We have not always paid all of our suppliers on time due to temporary cash shortfalls. Our critical suppliers are SATMEX for satellite transmission capacity and Bestel for fiber optic cable. We also rely on various Mexican and U.S. long distance companies to complete the intra-Mexico and intra-U.S. long distance portion of our calls. For the first two quarters of fiscal 2000, the monthly average amount due to these suppliers as a group was approximately $1,724,000. We currently have overdue outstanding balances with long distance carriers for the first three quarters of fiscal 2000 of approximately $1.1 million on which we are making payments. Critical suppliers may discontinue service if we are not able to make payments on time in the future. In addition, equipment vendors may refuse to provide critical technical support for their products if they are not paid on time under the terms of support arrangements. Our ability to make payments on time depends on our ability to raise additional capital or improve our cash flow from operations.

 . We may not be able to make our debt payments on time or meet financial covenants in our loan agreements, causing our lenders to repossess critical equipment

   We purchased some of our significant equipment with borrowed money, including a substantial number of our payphones located in Mexico, our DMS 250/350 International gateway switch from Nortel, and packet-switching equipment from Network Equipment Technologies. We pay these three lenders approximately $171,165 on a monthly basis. Our amended 10-K, which is incorporated by reference in this prospectus, includes more information about our equipment, equipment debt and capital lease obligations - see footnote 6 to our amended 10-K. The lenders have a security interest in the equipment to secure repayment of the debt. This means that the lenders may take possession of the equipment and sell it to repay the debt if we do not make our payments on time. We have not always paid all of our equipment lenders on time due to temporary cash shortfalls. These lenders may exercise their right to take possession of certain critical equipment if we are not able to make payments on time in the future. Our ability to make our payments on time depends on our ability to raise additional capital or improve our cash flow from operations. We defaulted on our Nortel switch loan agreement as of the end of our 3rd quarter, April 30, 2000, by failing to meet financial covenants related to revenues, gross margins and EBITDA. The lender granted us a waiver of that default, but it appears likely that we will be in default of those financial covenants again at the quarter and year ending July 31, 2000. This lender may not grant us a waiver of this expected default, meaning that the lender would have the right to repossess this equipment under the terms of the loan agreement. For more information on this expected default, you should see the Liquidity and Capital Resources section of our 10-Q for the quarter ending April 30, 2000. For more information on our other loans and capital leases you should see our amended 10-K for the year ended July 31, 1999.

 . A large portion of our revenue is concentrated among a few customers, making us vulnerable to sudden revenue declines.

   Our revenues from wholesale services currently comprise about 60% of our total revenues. The volume of business sent by each customer fluctuates, but this traffic is often heavily concentrated among three or four customers. During some periods in the past, two of these customers have been responsible for 50% of this traffic. Generally, our wholesale customers are able to re-route their traffic to other carriers very quickly in response to price changes. If we are not able to continue to offer competitive prices, these customers will find some other supplier and we will lose a substantial portion of our revenue very quickly. In addition, mergers and acquisitions in our industry may reduce the already limited number of customers for our wholesale services.

 . The telecommunications industry has been characterized by steady technological change. We may not be able to raise the money we need to acquire the new technology necessary to keep our services competitive.

   To compete successfully in the wholesale and retail markets, we must maintain the highest quality of service. Therefore, we must continually upgrade our network to keep pace with technological change. This is expensive, and we do not have the substantial resources that our large competitors have.

 . We may not be able to generate the sales volume we need to recover our substantial capital investment in our infrastructure.

   We have made a substantial investment in our network and personnel to position ourselves in our target markets and will continue to do so. Therefore, we must achieve a high volume of sales to make this investment worthwhile. We compete for wholesale and retail customers with larger, and better known companies making it relatively more difficult for us to attract new customers for our services.

 . We may not be able to lease transmission facilities we need at cost-effective rates

   We do not own all of the transmission facilities we need to complete calls. Therefore, we depend on contractual arrangements with other telecommunications companies to complete our network. For example, although we own the switching and transport equipment needed to receive and transmit calls via satellite and fiber optic lines, we do not own a satellite or any fiber optic lines and must therefore lease transmission capacity from other companies. We may not be able to lease facilities at cost-effective rates in the future or enter into contractual arrangements necessary to expand our network or improve our network as necessary to keep up with technological change.

   In 1999 we experienced difficulty in obtaining fiber optic cable due to a supplier's default under the terms of a lease agreement. This difficulty was central to our failure to meet our revenue goals for 1999 since our goals were based on implementing a new fiber optic route in January of 1999. We were required to lease fiber optic lines from a different supplier at a higher price, with the alternative fiber becoming operational in June 1999 - delaying the new revenues by six months. This difficulty is described in more detail in our amended 10-K in Legal Proceedings.

 . The carriers on whom we rely for intra-Mexico long distance may not stay in business leaving us fewer and more expensive options to complete calls

   There are only 15 licensed Mexican long distance companies, and we currently have agreements with four of them. One of these, Avantel, S.A. de C.V. has said publicly that it may not continue in the business because of its difficulty in achieving a desired profit margin. If the number of carriers who provide intra-Mexico long distance is reduced, we will have fewer route choices and may have to pay more for this service.

 . We may have service interruptions and problems with the quality of transmission, causing us to lose call volumes and customers

   To retain and attract customers, we must keep our network operational 24 hours per day, 365 days per year. We have experienced service interruptions and other problems that affect the quality of voice and data transmission. We may experience more serious problems. In addition to the normal risks that any telecommunications company faces (such as fire, flood, power failure, equipment failure), we may have a serious problem if a meteor or space debris strikes the satellite that transmits our traffic, or a volcanic eruption or earthquake interferes with our operations in Mexico City. If a portion of our network is effected by such an event, a significant amount of time could pass before we could re-route traffic from one portion of our network to the other, and there may not be sufficient capacity on only one portion of the network to carry all of our traffic at any given time.

   To stay competitive, we will attempt to integrate the latest technologies into our network. We are currently implementing "packet switching" transport capabilities such as Asynchronous Transfer Mode and we will continue to explore new technologies as they are developed. Our amended 10-K describes these technologies. The risk of network problems increases during periods of expansion and transition to new technologies.

 .  Changes in telecommunications regulations may harm our competitive position

   Historically, telecommunications in the U.S. and Mexico have been closely regulated under a monopoly system. As a result of the Telecommunications Act of 1996 in the U.S. and new Mexican laws enacted in the 1990's, the telecommunications industry in the U.S. and Mexico are in the process of a revolutionary change to a fully competitive system. U.S. and Mexican regulations governing competition are evolving as the market evolves. For example, FCC regulations now permit the regional Bell operating companies (former local telephone monopolies such as Southwestern Bell) to enter the long distance market if certain conditions are met. The entry of these formidable competitors into the long distance market will make it more difficult for us to establish a retail customer base. There may be significant regulatory changes that we cannot even predict at this time. We cannot be sure that the governments of the U.S. and Mexico will even continue to support a migration toward a competitive telecommunications market.

 . Regulators may challenge our compliance with laws and regulations causing us considerable expense and possibly leading to a temporary or permanent shut down of some operations

   Government enforcement and interpretation of the telecommunications laws and licenses is unpredictable and is often based on informal views of government officials and ministries. This is particularly true in Mexico and certain of our target Latin American markets, where government officials and ministries may be subject to influence by the former telecommunications monopoly, such as Telmex. This means that our compliance with the laws may be challenged. It could be very expensive to defend this type of challenge and we might not win. If we were found to have violated the laws that govern our business, we could be fined or denied the right to offer services.

 .  Our operations may be affected by political changes in Mexico and other Latin
   American countries

   The majority of our foreign operations are in Mexico. The political and economic climate in Mexico is more uncertain than in the United States and unfavorable changes could have a direct impact on our operations in Mexico. For example, a newly elected set of government officials could decide to quickly reverse the deregulation of the Mexican telecommunications industry economy and take steps such as seizing our property, revoking our licenses, or modifying our contracts with Mexican suppliers. A period of poor economic performance could reduce the demand for our services in Mexico. There might be trade disputes between the United States and Mexico that result in trade barriers such as additional taxes on our services. The Mexican government might also decide to restrict the conversion of pesos into dollars or restrict the transfer of dollars out of Mexico. These types of changes, whether they occur or are only threatened, would also make it more difficult for us to obtain financing in the United States.

 . If the value of the Mexican Peso declines relative to the Dollar, we will have decreased earnings as stated Dollars

   Approximately 20% of ATSI's revenue is collected in Mexican Pesos. If the value of the Peso relative to the Dollar declines, that is, if Pesos are convertible into fewer Dollars, then our earnings, which are stated in dollars, will decline. We do not engage in any type of hedging transactions to minimize this risk and do not intend to do so.

 .  We may not successfully integrate the operations of Genesis

   If we are unable to integrate the operations of Genesis Communications International, Inc. upon completion of the acquisition, it may adversely affect our future operations, specifically, the shift towards and implementation of our retail strategy.

                          RISKS RELATED TO FINANCING


 . We owe $465,000 to the holder of our series D preferred stock for taking too long to obtain an effective registration statement, and we will owe it even more money if the registration statement is not declared effective soon.

   Under the terms of registration rights agreements we signed with The Shaar Fund at the time we issued our series C preferred stock on September 24, 1999 we are required to pay liquidated damages to The Shaar Fund of $25,000 for failing to file a registration statement for the underlying common stock by October 24, 2000 or failing to obtain effectiveness by December 23, 2000, and an additional $25,000 for each subsequent 30 day period that we fail to meet those targets. We initially filed our registration statement for the common stock underlying the series C preferred stock on October 26, 2000, 2 days late. The Shaar Fund has waived the liquidated damages resulting from that late filing. As of August 20, 2000, we have not obtained effectiveness of the registration statement, resulting in liquidated damages owing to The Shaar Fund of $225,000, with another $25,000 to accrue if the registration statement is not effective by September 20, 2000.


   Under the terms of registration rights agreements we signed with The Shaar Fund at the time we issued our series D preferred stock on February 22, 2000 we are required to pay liquidated damages to The Shaar Fund of $60,000 for failing to file a registration statement for the underlying common stock by April 1, 2000 or failing to obtain effectiveness by June 1, 2000. We filed a registration statement including the common stock underlying the series D preferred stock late, resulting in liquidated damages of $60,000. As of August 1, 2000 we have not obtained effectiveness of the registration statement resulting in an additional $180,000, with an additional $60,000 for each subsequent 30 day period that we fail to meet this target.


 . We owe $25,000 to the holder of some of our series A preferred stock for taking too long to obtain an effective registration statement, and we will owe it even more money if the registration statement is not declared effective soon.


   Under the terms of registration rights agreements we signed with Kings Peak at the time we issued our series A preferred stock on February 4, 2000 we are required to pay liquidated damages to Kings Peak of $25,000 for failing to file a registration statement for the underlying common stock by April 30, 2000 or failing to obtain effectiveness by July 29, 2000, and an additional $25,000 for each subsequent 30 day period that we fail to meet those targets. We initially filed our registration statement for the common stock underlying the series A preferred stock on April 28, 2000. As of July 29, 2000, we have not obtained effectiveness of the registration statement, resulting in liquidated damages owing to Kings Peak of $25,000, with another $25,000 to accrue if the registration statement is not effective by August 28, 2000.

 . The terms of our preferred stock includes disincentives to a merger or other change of control, which could discourage a transaction that would otherwise be in the interest of our stockholders.

   In the event of a change of control of ATSI, the terms of the series D preferred stock permit The Shaar Fund to choose either to receive whatever cash or stock the common stockholders receive in the change of control as if the series D stock had been converted, or to require us to redeem the series D preferred stock at $1560 per share. If all 3,000 shares of the series D preferred stock were outstanding at the time of a change of control, this could result in a payment to The Shaar Fund of $4,680,000. The possibility that we might have to pay this large amount of cash would make it more difficult for us to agree to a merger or other opportunity that might arise even though it would otherwise be in the best interest of the shareholders.

 . We may have to redeem the series D preferred stock for a substantial amount of cash, which would severely restrict the amount of cash available for our operations.

   The terms of the series D preferred stock require us to redeem the stock for cash in two circumstances in addition to the change of control situation described in the immediately preceding risk factor.

   First, the terms of the series D preferred stock prohibits The Shaar Fund from acquiring more than 11,509,944 shares of our common stock, which is 20% of the amount of shares of common stock outstanding at the time we issued the series D preferred stock. The terms of the series D preferred stock also prohibit The Shaar Fund from holding more than 5% of our common stock at any given time. Due to the floating conversion rate, the number of shares of common stock that may be issued on the conversion of the series D stock increases as the price of our common stock decreases, so we do not know the actual number of shares of common stock that the series D preferred stock will be convertible into. On the second anniversary of the issuance of the series D preferred stock, we are required to convert all remaining unconverted series D preferred stock. If this conversion would cause The Shaar Fund to exceed these limits then we must redeem the excess shares of Series D preferred stock for cash equal to $1270 per share, plus accrued but unpaid dividends. The table on page 24 of this prospectus shows the number of shares of common stock that may be issued on conversion of the series D preferred stock at different assumed market prices, and the resulting percentage of ownership of common stock that The Shaar Fund would have.

   Second, if we refuse to honor a conversion notice or a third party challenges our right to honor a conversion notice by filing a lawsuit, The Shaar fund may require us to redeem any shares it then holds for $1270 per share. If all 3,000 shares were outstanding at the time of redemption, this would result in a cash payment of $3,810,000 plus accrued and unpaid dividends. If we were required to make a cash payment of this size, it would severely restrict our ability to fund our operations.

 . We may redeem our preferred stock only under certain circumstances, and redemption requires us to pay a significant amount of cash and issue additional warrants; therefore we are limited as to what steps we may take to prevent further dilution to the common stock if we find alternative forms of financing

   We may redeem the series A preferred stock only after the first anniversary of the issue date, and only if the market price for our common stock is 200% or more of conversion price for the series A preferred stock. The redemption price for the series A stock is $100 per share plus accrued and unpaid dividends. We may redeem the series D preferred stock only if the price of our common stock falls below $9.00, the price on the date of closing the series D preferred stock. The redemption price is $1270 per share, plus accrued but unpaid dividends, plus an additional warrant for the purchase of 150,000 shares of common stock. In the event that we are able to find replacement financing that does not require dilution of the common stock, these restrictions would make it difficult for us to "refinance" the preferred stock and prevent dilution to the common stock.

 .  The partial distribution and public offering of shares of our subsidiary
   GlobalSCAPE will have a negative impact on our operating results and cash flows.

   Because GlobalSCAPE currently contributes significantly to our consolidated EBITDA results, we expect our consolidated operating and cash flow results to decline after the distribution and offering.

                 RISKS RELATING TO MARKET FOR OUR COMMON STOCK

 . We expect the holders of our preferred stock and warrants and our employees who have stock options to convert all their stock and exercise and all their warrants and options, which will result in significant dilution to the common stock


   Page 21 of this prospectus contains an explanation of the potential dilution of all of the outstanding securities that are convertible into or exercisable for ATSI's common stock. The table on page 17 describes the features of the preferred stock in more detail. Given the current market price of our stock, the holders of each of most of these securities will realize a financial benefit by converting or exercising their securities, so we expect that almost all of the common stock that may be issued under the terms of each of these securities will be issued. Although the terms of our series D preferred stock prohibit those investors from holding 5% of more of our common stock at any given time, this restriction does not prevent those investors from acquiring and selling some shares, and then acquiring more shares such that the investor could sell more than this limit while never holding more than this limit. Even if the holders of the preferred stock do not elect to convert, the terms of the preferred stock require conversion after a certain time. Since the conversion price of our preferred stock floats at a discount to market price, we do not know how many shares will ultimately be issued. The table on page 26 of this prospectus shows the number of shares that may be issued upon conversion of the series D preferred stock at different market prices.

 . The sale of the common stock issued upon conversion of preferred stock and exercise of the warrants will put downward pricing pressure on ATSI's common stock; any potential short sales by those converting will also put downward pressure on ATSI's common stock

   Most of the common stock that is related to the conversion of preferred stock has been or will be registered with the SEC, meaning that the common stock will be freely tradeable in the near term. We expect many of the stockholders will sell their holdings in the near term, and in particular we expect The Shaar Fund to sell its shares of common stock resulting from the conversion of the series C stock very shortly after the effectiveness of the registration statement of which this prospectus is a part, and its shares of common stock resulting from the conversion of the series D preferred stock very shortly after it is issued to them. The addition of this substantial number of shares of common stock to the market will put downward pricing pressure on out stock. The floating conversion price of our series D stock may encourage The Shaar Fund to make short sales of our stock since short sales tend to depress the stock price, leading to a lower conversion price for the series D preferred stock.

 . We will likely continue to issue common stock or securities convertible into common stock to raise funds we need, which will further dilute your ownership of ATSI and may put additional downward pricing pressure on the common stock

   Since we continue to operate at a loss, we will continue to need additional funds to stay in business. At this time, we are not likely to be able to borrow enough money to continue operations on terms we find acceptable so we expect to have to sell more shares of common stock or more securities convertible in common stock. Convertible securities will likely have similar features to our existing preferred stock, including conversion at a discount to market. The sale of additional securities will further dilute your ownership of ATSI and put additional downward pricing pressure on the stock.


   From January 1, 1999 to August 22, 2000, we issued 14,355,475 new shares of common stock on a fully diluted basis, which represents approximately 18% of our fully diluted outstanding common stock. The fully diluted outstanding common stock includes an assumed number of shares of common stock that have not yet been issued, but are issuable upon conversion of convertible preferred stock, warrants and stock options. Our convertible preferred stock has a conversion price that floats with the market price of our common stock. We calculated the number of shares included in this amount by using an assumed conversion price based on our market price as of August 22, 2000. The actual number of shares that may be issued may be materially higher or lower. For more information on dilution, please see page 21.


 . We have signed an agreement for a private equity line of credit, which could further dilute your ownership of ATSI.


   We signed an agreement on April 10, 2000 with an investor under which we may require the investor to purchase up to 5 million shares of common stock over an eighteen month period at 92% of the market price for our common stock at the time of purchase. We are not required to use this credit line facility, but if we do use this facility, we must issue to the investor warrants for 1,500 shares of common stock for every $100,000 that is invested at an exercise price of 120% of the average of the five closing sale prices preceding the date of the investment, and an additional 1,000 warrants per 100,000 invested as a finder's fee on the same terms. The sale of additional securities would further dilute your ownership of ATSI and put additional downward pricing pressure on the stock.

 . The potential dilution of your ownership of ATSI will increase as our stock price goes down, since our preferred stock is convertible at a floating rate that is a discount to the market price.

   Our series A and D preferred stock is convertible into common stock based on a conversion price that is a discount to the market price for our common stock. The conversion price for the series A stock is reset each year on the anniversary of the issuance of the stock, and the conversion price for the series D preferred stock floats with the market on a day-to-day basis. For each series, the number of shares of common stock that will be issued on conversion increases as the price of our common stock decreases. Therefore, as our stock price falls, the potential dilution to the common stock increases, and the amount of pricing pressure on the stock resulting from the entry of the new common stock into the market increases.

 . Sales of common stock by the preferred holders may cause the stock price to decrease, allowing the preferred stock holders to convert their preferred stock into even greater amounts of common stock, the sales of which would further depress the stock price.

   The terms of the preferred stock may amplify a decline in the price of our common stock since sales of the common stock by the preferred holders may cause the stock price to fall, allowing them to convert into even more shares of common stock, the sales of which would further depress the stock price.

 . The potential dilution of your ownership of ATSI resulting from our series D preferred stock will increase if we sell additional common stock for less than the conversion price applicable to the series D preferred stock.

   The terms of the series D preferred stock require us to adjust the conversion price if we sell common stock or securities convertible into common stock at a greater discount to market than provided for the series D preferred stock. Therefore, if we sell common stock or securities convertible into common stock in the future on more favorable terms than the discounted terms, we will have to issue even more shares of common stock to The Shaar Fund than initially agreed on.


 .  The issuance of our convertible preferred stock may violate the rules of The
   American Stock Exchange, which could result in the delisting of our common stock causing us to be traded as an on over-the-counter bulletin board stock which could negatively impact our stock price and our ability to raise additional capital

   The rules of The American Stock Exchange, or the Amex, require that the voting rights of existing shareholders may not be disparately reduced or restricted through any corporate action or issuance. The Amex has stated in its interpretive materials relating to the exchange rules that floating priced convertible securities that vote on an as converted basis, such as our series A preferred stock, raise voting rights concerns because of the possibility that, due to a decline in the price of the underlying common stock the preferred stock holder will having voting rights disproportionate to its investment in our company. These interpretive materials also indicate that the Amex may view the issuance of floating rate convertible securities, such as our series A or D preferred stock as a violation of their rule against engaging in operations which are contrary to the public interest since the returns on securities of this type may become excessive compared with those of public investors in our common stock.


   Should we be delisted from the Amex, it would be necessary for us to trade as an over-the-counter bulletin board stock. It is likely that the act of being delisted would depress our stock price allowing preferred stock holders to convert their preferred stock into greater amounts of common stock, the sale of which could further depress our stock price. Additionally, it is likely that it may be more difficult for us to raise additional capital on favorable terms if we were no longer listed on a national exchange.

 . We expect to issue additional shares of common stock to pay dividends on the preferred stock, further diluting your ownership of ATSI and putting additional downward pricing pressure on the common stock.


   The series A stock requires quarterly dividends of 10% per annum, and the series D stock requires quarterly dividends of 6% per annum. We have the option of paying these dividends in shares of common stock instead of cash and we expect to use that option. The number of shares of common stock that are required to pay the dividends is calculated based on the same floating conversion price applicable to the conversion of the preferred stock, so the lower our common stock price, the more shares of common stock it takes to pay the dividends. The issuance of these additional shares of common stock will further dilute your ownership of ATSI and put additional downward pricing pressure on the common stock. The amount of dividends accrued as of July 31, 2000 is $124,821 on series A preferred stock, and $90,000 on the series D preferred stock.


 . We expect to issue additional shares of common stock as a part of our $15 million financing with a Credit Suisse First Boston affiliate, further diluting your ownership.


   The terms of the $15 million financing deal call for us to issue preferred stock convertible into our common stock at the lesser of a 20% premium to the closing price on the closing date or the market price on the date the preferred stock is converted into common stock. The issuance of these additional shares of common stock will further dilute your ownership of ATSI and put additional downward pressure on the common stock.

 . We have agreed to register additional unregistered shares of common stock, which will put further pressure on the price of the common stock.

   We have agreed to register 3,227,845 shares of common stock in addition to the shares covered by this prospectus as described in footnotes 5 and 6 to our financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2000. That registration statement is currently pending with the SEC, and we expect that much of this stock will be sold upon registration, which will put downward pressure on the price of our stock.

 . We have agreed to issue additional shares as consideration for the purchase of Genesis Communications, Inc.

   We will have to issue up to an additional 9.6 million shares upon the closing of this transaction. The entry of these shares will put further market pressure on the price of common stock.

 . You will almost certainly not receive any cash dividends on the common stock in the foreseeable future.

   Sometimes investors buy common stock of companies with the goal of generating periodic income in the form of dividends. You may receive dividends from time to time on stock you own in other companies. We have no plan to pay dividends in the near future.

 . If the price of common stock falls to a low price for a substantial period of time, the Amex may delist our common stock

   The Amex has in the past delisted stock that fell below $4 per share for an extended period of time. If our common stock falls to this level and is delisted, trading in our common stock would be conducted in the over-the-counter market on the electronic bulletin board or in the pink sheets administered by the NASD. This would likely adversely affect the liquidity of the common stock because it would be more difficult for stockholders to obtain accurate stock quotations. In addition, if our stock were not traded on a national exchange, sales of our stock would likely be subject to the SEC's penny stock rules which generally create a delay between the time that a stockholder decides to sell shares and the time that the sale may be completed.

 . A delay or failure to complete a public offering may have a negative impact on us

   If we experience a delay or fail to complete a public offering we may inhibit GlobalSCAPE's ability to accelerate the implementation of their business plan. Additionally, a delay or failure to complete a public offering may adversely impact the influx of further capital into ATSI and/or GlobalSCAPE.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements." "Forward looking statements" are those statements, which describe management's beliefs and expectations about the future. We have identified forward-looking statements in this prospectus by using words such as "anticipate," "believe," "could," "estimate," "may," "could," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the Risk Factors section of this prospectus. Therefore, these types of statements may prove to be incorrect.

                               OUR CAPITAL STOCK


         As of August 22, 2000 we have 67,428,661 shares of common stock outstanding. In addition to our common stock, we currently have two series of preferred stock outstanding. The series of preferred stock were issued in private placements and are not freely tradable, but are convertible into shares of common stock. We also have warrants outstanding for the purchase of common stock. The registration statement of which this prospectus is a part includes 1,564,000 shares of common stock that have not been issued, but will likely be issued upon conversion of preferred stock, payment of dividends on preferred stock, and exercise of warrants. Our registration statement filed on April 28, 2000,amended on July 14, 2000 and August 25, 2000, includes 594,916 shares of common stock that have not been issued, but will likely be issued upon conversion of preferred stock, payment of dividends on preferred stock and exercise of warrants.


         We signed an agreement on April 10, 2000 with an investor under which we may require the investor to purchase up to 5 million shares of common stock over an eighteen month period at 92% of the market price for our common stock at the time of purchase. We are not required to use this facility, but if we do use this facility, we must issue common stock for an aggregate investment of at least $1.5 million over the term of the facility. If ATSI elects to use this facility, it must issue to the investor warrants for 1,500 shares of common stock for every $100,000 that is invested at an exercise price of 120% of the average of the five closing sale prices preceding the date of the investment, and an additional 1,000 warrants per 100,000 invested as a finders fee on the same terms. To use this facility, we must file a registration statement for the common stock that we would issue and obtain effectiveness of the registration statement. The investor has the right to terminate this facility if we have not filed a registration statement by July 11, 2000. As of August 25, 2000 the investor has not elected to terminate the facility.

         The features of our common stock are described in our registration statement on Form S-4 filed with the SEC on March 6, 1998 and incorporated by reference in this prospectus. The features of the preferred stock and the registration status of the common stock into which they may be converted are summarized in the table below.



Features of Series D Preferred Stock
------------------------------------

---------------------------------------------------------------------------------------------------------------
                                  Series D
----------------------------------------------------------------------------------------------------------------
Shares Outstanding                3,000
----------------------------------------------------------------------------------------------------------------
Amount Paid Per Share             $1000
----------------------------------------------------------------------------------------------------------------
Dividends                         6% per annum payable quarterly in arrears, beginning March 31, 2000; payable in cash or registered shares of ATSI common stock, at ATSI's election
----------------------------------------------------------------------------------------------------------------
Dividend Preference               Prior to common stock, ratably with Series A preferred stock
----------------------------------------------------------------------------------------------------------------
Liquidation Preference            Prior to common stock, ratably with Series A  preferred stock;
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                  liquidation payment of $1300 per share outstanding plus accrued and unpaid dividends
----------------------------------------------------------------------------------------------------------------
Voting Rights                     None, except as required by Delaware law
----------------------------------------------------------------------------------------------------------------
Conversion Price                  Lesser of $5.4375 or 83% of the average of the lowest 5 closing bid prices for the common stock during the 10 trading days prior to conversion
----------------------------------------------------------------------------------------------------------------
Conversion Time                   Any time after February 22, 2000, except for a single 30 day lock out if common stock price falls below $2.50; mandatory conversion of any remaining shares on February 22, 2002
----------------------------------------------------------------------------------------------------------------
Adjustments to                    Upon notice of stock split, dividend, or issuance of additional shares at a
Conversion Price                  discount to market, holder may elect to convert based on average closing bid price during five or fewer trading days preceding conversion;
                                  If common stock becomes ineligible for trading on OTCBB, AMEX or NASDAQ, conversion price adjusted to 65% of average of five lowest closing bid prices during ten trading days preceding conversion.

                                  If ATSI issues common stock, common stock warrants or securities convertible into common stock at a lower price than conversion price for Series D preferred, and agrees to register the common stock, holder's conversion price
                                             ---
                                  is adjusted to lowest price for new issuance
----------------------------------------------------------------------------------------------------------------
Change of Control of ATSI         Holder may elect redemption at 120% of sum of $1300 per share and accrued and unpaid dividends, or convert to whatever type of security the common stockholders received in the change of control;
----------------------------------------------------------------------------------------------------------------
Mandatory Redemption              Upon change of control of ATSI, holder may elect redemption at 120% of sum of
                                  $1300 per share and accrued and unpaid dividends, or convert to whatever type of security the common stockholders received in the change of control;

                                  Holder may elect redemption at $1270 per share plus accrued and unpaid dividends if ATSI refuses to honor conversion notice or third party brings suit challenging conversion
----------------------------------------------------------------------------------------------------------------
Optional Redemption               At ATSI's option if price of common stock falls below price at closing date, for $1270 per share plus accrued but unpaid dividends plus additional warrant for 150,000 shares of common stock (on same terms as warrant issued to The
                                  Shaar Fund on February 22, 2000)
----------------------------------------------------------------------------------------------------------------
Trading/                          Restricted; common shares issued on conversion to be restricted until
Conversion Restrictions           registration; one time 30 day lock out if price of common stock is $2.50 or less
----------------------------------------------------------------------------------------------------------------
Registration Rights               Registration statement for underlying common stock to be filed by April 1,
                                  2000 and effective by June 1, 2000
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Liquidated Damages for Failure        $60,000 for failing to file by April 1, 2000 or obtain effectiveness by June
to Meet Registration Deadlines        1, 2000; $60,000 for each subsequent 30 day period
--------------------------------------------------------------------------------------------------------------------
Right of First Refusal &              Ten day right of first refusal on issuance of common stock, warrants for
Liquidated Damages for Failure        common stock, or securities convertible into common stock for price less than
to Comply with Right of First         then-current market price, or debt with interest greater than 9.9%;
Refusal                               liquidated damages for failure to comply with right of first refusal provision equal to 10% of amount paid for right of first refusal securities.
--------------------------------------------------------------------------------------------------------------------
Liquidated Damages for Failure        Damages for failure to timely deliver common stock issuable upon conversion
to Deliver Shares on Time             of preferred stock up to $250 per day per 10 shares of preferred stock;
                                      damages for failure to timely deliver common stock issuable upon exercise of warrants or in payment of dividends up to $250 per day per 500 shares of common stock.
--------------------------------------------------------------------------------------------------------------------
Waiver of Bankruptcy Provisions       Waiver to the maximum extent permitted by law of any relief available under federal bankruptcy laws in connection with conversion obligation.
--------------------------------------------------------------------------------------------------------------------
Other                                 No issuances of common stock that would cause holder to own more than 5% of
                                      ATSI's total common stock at any given time;   if 5% limit would be exceeded
                                      on mandatory conversion date ATSI may redeem excess shares ATSI may redeem excess shares at $1270 per share plus accrued or unpaid dividends or extend conversion date for one year

                                      Total issuances of common stock during term of Series D not to exceed
                                      11,509,944 (20% of ATSI's total shares outstanding at closing date);  ATSI must redeem any excess at $1270 per share plus accrued and unpaid dividends

                                      May not create new stock having liquidation preference over Series D
--------------------------------------------------------------------------------------------------------------------



Other Securities not covered by this prospectus

----------------------------------------------------------------------------------------------------------------
                                  Series A
----------------------------------------------------------------------------------------------------------------
Shares Outstanding                24,255
----------------------------------------------------------------------------------------------------------------
Amount Paid Per Share             $100
----------------------------------------------------------------------------------------------------------------
Dividends                         10% per annum payable quarterly in arrears beginning June 1, 1999; payable in shares of ATSI common stock participate in distributions to common stock holders as if preferred stock had been converted into common stock on record
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                  date for distribution
----------------------------------------------------------------------------------------------------------------
Dividend Preference               Prior to common stock, ratably with series D preferred stock
----------------------------------------------------------------------------------------------------------------
Liquidation Preference            Prior to common stock, shares ratably with series D preferred stock;
                                  liquidation payment of $100 per share outstanding plus accrued and unpaid dividends
----------------------------------------------------------------------------------------------------------------
Voting Rights                     Votes as if conversion of outstanding shares occurred on record date for vote;  majority approval required for significant corporate events such as merger or sale
----------------------------------------------------------------------------------------------------------------
Conversion Price                  Average of closing sale prices for the 20 trading days preceding issuance times $100 per share, plus accrued and unpaid dividends;  reset on each anniversary date to greater of 75% of initial conversion price or 75% of 20 day trading average prior to anniversary date
----------------------------------------------------------------------------------------------------------------
Conversion Time                   From date of issuance to February 28, 2005; mandatory conversion on February
                                  28, 2005
----------------------------------------------------------------------------------------------------------------
Adjustments to Conversion Price   As appropriate in event of stock split, reverse stock split or stock dividend
----------------------------------------------------------------------------------------------------------------
Change of Control of ATSI         No special provision
----------------------------------------------------------------------------------------------------------------
Mandatory Redemption              N/A
----------------------------------------------------------------------------------------------------------------
Optional Redemption               At ATSI's option after first anniversary of issue date if market price of common stock is 200% or more of conversion price, for $100 per share plus accrued and unpaid dividends
----------------------------------------------------------------------------------------------------------------
Trading/                          Restricted, common shares issued on conversion restricted with exception of
Conversion Restrictions           common shares underlying 10,000 shares of Series A which ATSI has agreed to register
----------------------------------------------------------------------------------------------------------------
Registration Rights               For 10,000 shares issued February 4, 2000, registration statement for underlying common stock to be filed by April 30, 2000; with agreement that first third may not be converted into common stock until April 30, 2000, second third until July 31, 2000 and final third until October 31, 2000.
----------------------------------------------------------------------------------------------------------------
Liquidated Damages for Failure    $25,000  for failure to file registration statement by April 30, 2000 or
to Meet Registration Deadlines    obtain effectiveness by 90 days from filing, and $25,000 for each subsequent
                                  30 day period that targets are not met
----------------------------------------------------------------------------------------------------------------
Right of First Refusal &
Liquidated Damages for Failure
to Comply with Right of First
Refusal
----------------------------------------------------------------------------------------------------------------
Liquidated Damages for Failure
to Deliver Shares on Time
----------------------------------------------------------------------------------------------------------------
Waiver of Bankruptcy Provisions
----------------------------------------------------------------------------------------------------------------
Other                             N/A
----------------------------------------------------------------------------------------------------------------

Potential Dilution of all Securities

       In addition to our Series A and Series D convertible preferred stock we have various securities outstanding which could be converted to common stock and could further dilute your ownership as a shareholder. As of August 22, 2000, we had 1,691,214 options outstanding at a weighted exercise price of $0.86 and 631,045 warrants outstanding (220,000 of which are related to convertible preferred stock issuances) at a weighted exercise price of $2.28. At August 22, 2000 if common stock shares were issued for all these potentially dilutive transactions, the additional shares issued would be approximately 10,556,376 representing approximately 13.5% of our then outstanding common stock.

       Additionally, the Company may be required to issue up to 9.6 million shares of common stock upon closing of its announced acquisition of Genesis Communications International, Inc.

                                USE OF PROCEEDS

       The selling shareholders will receive the proceeds from the shares of common stock. We will not receive any of the proceeds.

                              COMMON STOCK ISSUED


       The common stock offered by this prospectus has been or may be issued to the selling shareholders pursuant to the terms of the following securities:

  . 484,872 shares of common stock issued upon conversion of 500 shares of the series C preferred stock issued to The Shaar Fund on September 24, 1999,

  . 7,436 shares of common stock issued as a dividend on the series C preferred stock,

  . 20,000 shares of common stock that may be issued to The Shaar Fund under the terms of a warrant issued to The Shaar Fund on September 24, 1999,

  . 50,000 shares of common stock that may be issued to Corporate Capital Management on July 2, 2000 under a warrant issued as a finders fee in connection with ATSI's series B preferred stock issuance, 19,693 shares of common stock issued to Corporate Capital Management LLC as commission on ATSI's series C preferred stock issuance,

  . up to 627,615 shares of common stock that may be issued upon conversion of 3,000 shares of series D preferred stock issued to The Shaar Fund on February 22, 2000, based upon an assumed common stock market price of $5.8125, the market price on July12, 2000; the actual number of shares may be materially higher or lower

  . up to 61,935 shares of common stock that may be issued to The Shaar Fund in payment of dividends due on the series D preferred stock, based upon an assumed common stock market price of $5.8125, the market price on July 12, 2000; the actual number of shares may be materially higher or lower.

  . 150,000 shares of common stock that may be issued to The Shaar Fund under the terms of a warrant issued to The Shaar Fund on February 22, 2000, and

       We do not know how many shares of common stock will be issued upon conversion of the series D preferred stock. As described in the chart on page 25 of this prospectus, the series D preferred stock is convertible into common stock based on a floating rate that is a discount of the common stock price at
the time of conversion.   The conversion price for the series D preferred stock
as of August 22, 2000 was $2.65, which means that if The Shaar Fund had converted all of its series D preferred stock on that date we would have issued 1,132,075 shares of common stock. However, due to the fluctuating conversion rate, we do not know the number of shares of common stock that will be issued on conversion of the series D preferred stock, and the number of shares may be materially higher or lower than this.

       The terms of the series C and D preferred stock and the related warrants include many potentially adverse effects for us and our shareholders as described in the Risk Factors section of this prospectus. However, as described in our risk factor captioned, "If we do not raise additional capital, we may go out of business," we are not able to raise funds on terms as favorable as those available to profitable companies. At the time these issuances were made, we needed funds to continue operations and were not able to find financing on more favorable terms. Our Board of Directors believed it to be in the best interest of the shareholders to raise the funds needed to continue operations.

       You should carefully review this information and the discussion in the Risk Factors section describing the risks arising from the uncertainty regarding the number of shares that may be issued and the potential dilution to your ownership of our common stock.

Series C Preferred Stock

       The Shaar Fund purchased 500 shares of Series C Preferred Stock for $1000 per share on September 24, 1999. The Shaar Fund converted all of its shares of series C preferred stock on March 7, 2000 at a conversion price of $1.03, resulting in the issuance of 484,872 shares of common stock. The conversion price was equal to the initial conversion price, as provided in the terms of the series C stock, and was below the then-current market price for our common stock. The series C preferred stock had terms similar to the series D preferred stock.

       The registration rights agreement signed by ATSI and The Shaar Fund at the time of the sale of the Series C Preferred Stock requires ATSI to register the common stock into which the series C preferred stock was converted. The registration rights agreement provides that we will indemnify The Shaar Fund and its assignees against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

Series D Preferred Stock

     The Shaar Fund purchased 3000 shares of series D preferred stock for $1000 per share on February 22, 2000. The Shaar Fund may convert each share of series D preferred stock into that number of shares of common stock that is equal to 1000 divided by a conversion price that is the lesser of:

  . $5.4375 (the closing sale price of the common stock on the American Stock Exchange on February 17, 2000), and

  . 83% of the average of the five lowest closing bid prices of the common stock on the American Stock Exchange during the ten trading day period immediately preceding the date of conversion.

     Therefore, the number of shares of common stock that The Shaar Fund may acquire increases if the price of the common stock decreases. Although there is no ceiling on the maximum number of shares of common stock that The Shaar Fund may acquire, if the closing price for the common stock falls to $2.50 or less on any trading day, The Shaar Fund may not convert any series D preferred stock for a single period of thirty days from that day. The series D preferred stock will never be convertible into fewer than 551,724 shares of common stock, which is the number of shares that may be acquired if the conversion price is $5.4375.

     The Shaar Fund may convert any of its shares of series D preferred stock at any time it elects after February 22, 2000, but any shares not converted by February 22, 2002 must be converted by ATSI at the conversion price on that day.

     The registration rights agreement signed by ATSI and The Shaar Fund at the time of the sale of the series D preferred stock requires ATSI to register that number of common shares into which all of the shares of the series D preferred stock would be convertible at a conversion price of $2.50. If the closing sale price for the common stock falls below $3.00, we are required to register additional shares of common stock based on an assumed conversion price of .30 per share.

     This registration rights agreement provides that we will indemnify The Shaar Fund and its assignees against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

     See the section captioned "Our Capital Stock" for more information on the Series D preferred stock.

Dividends on Series C Preferred Stock and Series D Preferred Stock

The series C and D preferred stock require quarterly dividends at 6% per annum calculated on the value of $1000 per share, which may be paid at our option either in cash or registered shares of common stock valued at the conversion price on the dividend payment date. We issued 7,436 shares of common stock to pay the dividends due on the series C preferred stock and have included those shares in this registration statement. The series C preferred stock has been fully converted, so no further dividends will be due. The first dividend on the series D preferred stock was due on June 30, 2000 and was for a total of approximately $ 60,000. We will likely pay this dividend with shares of common stock, with the number of shares of common stock to be determined using the conversion formula for the series D preferred stock as described in the Section captioned "Series D Preferred Stock" above. We have included 144,000 shares of common stock in this prospectus and registration statement for the payment of dividends on the series D preferred stock, which is based on an assumed conversion price of $2.50. The actual number of shares that are issued in payment of dividends may be materially higher or lower.

The Warrants

The Shaar Fund may elect to acquire up to a total of 170,000 additional shares of common stock under the terms of warrants issued in connection with the series C and D preferred stock as follows:

 . 20,000 shares at an exercise price of $1.19, issued on September 24, 1999 and expiring September 24, 2000; and

 . 150,000 shares at an exercise price of $4.37, issued on February 22, 2000, and expiring on February 22, 2004.

The exercise price for the Series D warrants is below the market price of the common stock on the date the warrants were issued. The closing sale price of our common stock on the OTCBB on September 24, 1999 was $ 1.0156, and the closing sale price of our common stock on The American Stock Exchange on February 22, 2000 was $9.00. If we elect to redeem the series D preferred stock, part of the redemption price would be an additional warrant for 150,000 shares on the same terms as the warrant The Shaar Fund currently holds. Under the registration rights agreements we signed with The Shaar Fund at the time of the sale of the series D preferred stock we are required to register 300,000 shares of common stock that may be issued on the exercise of the existing warrants and the warrants that may be issued if we elect to redeem the series D preferred stock.

We issued Corporate Capital Management a warrant for the purchase of 50,000 shares of common stock at an exercise price of $1.25 as a finders fee in connection with its introduction to us of The Shaar fund and our issuance of our series B preferred stock on July 2, 1999. The exercise price for Corporate Capital Management's warrants is below the market price of the common stock on the date the warrants were issued. The closing sale price of our common stock on the OTCBB on July 2, 1999 was $ 1.4844. Upon our issuance of our series C preferred stock we agreed to register the common shares underlying this warrant as further consideration for Corporate Capital Management's introduction to us of The Shaar Fund.

The Shaar Fund's Percentage Ownership of Common Stock

The table below shows the percentage of ATSI's common stock that The Shaar Fund may own assuming different conversion prices of the series D preferred stock. Although we have provided similar information in this prospectus in the Selling Shareholders table on page 27, we wanted you to see the relationship between changes in our common stock price and the percentage of ATSI that The Shaar Fund might own.

------------------------------------------------------------------------------------------------------------------------------------
Avg. of 5       Series D          Total Number of    Total Number of    Shares of       Shares of Common  Total Shares   Shaar Fund
Lowest Bid      Conversion        Shares of Common   Shares of Common   Common          Stock issued      Issued to The  % of ATSI
Prices During   Price (lesser of  Stock Issued       Stock issued in    Stock issued    upon conversion   Shaar Fund     common
10 Trading      $5.4375 and 83%   Upon Conversion    payment of         on exercise of  of series C                      stock on
Days Preceding  of average        of Series D        dividends over     warrants        preferred stock                  full
Conversion                        Preferred Stock    two years                                                           conversion
------------------------------------------------------------------------------------------------------------------------------------
$0.37             $0.3071          9,768,805          1,172,257            170,000          492,308         11,603,370      15.37%
------------------------------------------------------------------------------------------------------------------------------------
$1.50             $ 1.245          2,409,639            289,157            170,000          492,308          3,361,103       5.00%
------------------------------------------------------------------------------------------------------------------------------------
$3.00             $  2.49          1,204,819            144,578            170,000          492,308          2,011,706       3.05%
------------------------------------------------------------------------------------------------------------------------------------
$5.00             $  4.15            722,892             86,747            170,000          492,308          1,471,947       2.25%
------------------------------------------------------------------------------------------------------------------------------------
$6.50             $ 5.395            556,070             66,728            170,000          492,308          1,285,107       1.97%
------------------------------------------------------------------------------------------------------------------------------------
$6.55             $5.4375            551,724             66,207            170,000          492,308          1,280,239       1.96%
------------------------------------------------------------------------------------------------------------------------------------
$10.00            $5.4375            551,724             66,207            170,000          492,308          1,280,239       1.96%
------------------------------------------------------------------------------------------------------------------------------------

                             SELLING SHAREHOLDERS

There are two selling shareholders, The Shaar Fund and Corporate Capital Management LLC. The selling shareholders and their affiliates have not held any position, office or other material relationship with ATSI, other than as described below during the three years preceding the date of this prospectus.

 .    On July 2, 1999, we issued 2,000 shares of a series B preferred stock and a warrant for the purchase of 50,000 shares of common stock to The Shaar Fund for $2,000,000. This series B stock was substantially similar to the series D preferred stock described in this prospectus and is described in more detail in our registration statement filed with the SEC on July 30, 1999 (File No.333-84115). The Shaar Fund has converted all of the shares of series B preferred stock and the related warrant into common stock, resulting in the issuance of 2,541,734 shares of common stock, and has sold the common stock

 .    On September 24, 1999, we issued 500 shares of series C preferred stock and a warrant for the purchase of 20,000 shares of common stock to The Shaar Fund for $500,000. The series C preferred stock was substantially similar to the series D preferred stock described in this prospectus. The Shaar
     Fund has converted all of the shares of the series C preferred stock resulting in the issuance of 484,872 shares of common stock. We also issued 7,436 shares of common stock to The Shaar Fund in payment of dividends on the series C preferred stock. All of these shares are included in the registration statement of which this prospectus is a part.

 .    On February 22, 2000, we issued 3,000 shares of series D preferred stock and a warrant for the purchase of 150,000 shares of common stock to The Shaar Fund for $3,000,000. The shares of common stock that are issuable under the terms of the series D preferred stock and related warrant are included in the registration statement of which this prospectus is a part.

     Corporate Capital Management introduced us to The Shaar Fund for which they received an initial finders fee of $200,000 cash and the warrant that is described in this prospectus upon the closing of the series B preferred stock issued to The Shaar Fund on July 2, 1999. We have also paid Corporate Capital Management additional finders fees of 19,693 shares of common stock in connection with the closing of the series C preferred stock and $90,000 cash in connection with the closing of the series D preferred stock. The shareholders, the amount of common stock owned as of August 22, 2000, the maximum amount of common stock that may be offered under the registration statement, and the percentage ownership in ATSI as of August 22, 2000 is shown in the table below.

-------------------------------------------------------------------------------------------------------
                                    Amount of       % of Common       Maximum      % of Common Stock
                                   Common Stock   Stock Owned as     Amount of        Owned as of
                                   Owned as of     of August 22,    Common Stock    August 22, 2000
                                    August 22,         2000         that may be    including Maximum
                                       2000                           Offered       Amount that May
Name                                                                                   be Offered
-------------------------------------------------------------------------------------------------------
The Shaar Fund                      1,862,308            2.7%            2,006,308           2.9%
-------------------------------------------------------------------------------------------------------
Corporate Capital Management           69,693    less than 1%               69,693   Less than 1%
-------------------------------------------------------------------------------------------------------

Explanation of Table
--------------------

 .    The amount of shares listed in the table above as "owned" by The Shaar Fund includes:

 .    484,872 shares of common stock, which is the number of shares that The
     Shaar Fund acquired upon conversion of the series C preferred stock,

 .    7,436 shares of common stock that The Shaar Fund received in payment of dividends on the series C preferred stock,

 .    20,000 shares of common stock, which is the number of shares that The Shaar
     Fund may purchase under the terms of the warrant issued on September 24, 1999;

 .    1,200,000 shares of common stock, which is the number of shares that The
     Shaar Fund may purchase under the series D preferred stock assuming a conversion price of $2.50. We have assumed a conversion price of $2.50 since that is the assumed conversion price we are required to use under our registration rights agreement with The Shaar Fund to calculate the number of shares of common stock included in this prospectus for the series D preferred stock. Although we cannot be sure how many shares of common stock will be issued to The Shaar Fund because of the fluctuation in conversion price; we do not expect it to exceed this amount,

 .    150,000 shares of common stock, which is the number of shares that The
     Shaar Fund may purchase under the warrant issued on February 22, 2000.

The amount of shares of common stock listed in the table as the number that The Shaar Fund may offer pursuant to this prospectus includes all of the shares included in the table as "owned" by The Shaar Fund as well as 144,000 shares that may be issued to the Shaar Fund as additional dividends on the series D preferred stock. The amount of shares included as potential dividends was calculated based on the total amount of dividends that may accrue on the series D stock for the period from February 22, 2000 to February 22, 2002 (mandatory conversion date) at an assumed conversion price of $2.50 since this is the assumed conversion price we are required to use under our registration rights agreement with the Shaar Fund.

     The amount of shares of common stock listed in the table above as "owned" by Corporate Capital Management as of August 22, 2000, and the amount of shares of common stock listed as the number of shares that may be offered under this prospectus includes the following:

 .    50,000 shares of common stock that Corporate Capital Management may purchase under the terms of the warrant issued on July 2, 1999 as a finders fee for the series B preferred stock; and

 .    19,693 shares of common stock issued as a finders fee in connection with the series C preferred stock.


                             PLAN OF DISTRIBUTION

        The registration statement of which this prospectus forms a part has been filed to satisfy registration rights held by the selling shareholders under agreements between ATSI and the selling shareholders. To ATSI's knowledge, as of this date, none of the selling shareholders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them, nor does ATSI know the identity of the brokers or market makers which might participate in such an offering. We have not agreed to pay any underwriting discounts or commissions. We have agreed to pay the expenses of registration of the shares of common stock included in this prospectus. Our expenses as of August 22, 2000 for the registration of the common stock are approximately $72,000.

        The shares being registered and offered may be sold from time to time by the selling shareholders while the registration statement is in effect. The selling shareholders will act independently of ATSI in making decisions with respect to the timing, manner, and size of each sale. The sales may be made on the NASD Over-the- Counter Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the market price, or in negotiated transactions.

        The shares may be sold by one or more of the following methods:

        (1) A block trade in which the broker-dealer engaged by a selling shareholder would attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

        (2) Purchases by the broker-dealer as principal and resale by such broker or dealer for its account according to this prospectus.

        (3) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

        To our knowledge, none of the selling shareholders has, as of the date of this prospectus, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a selling shareholder in amounts to be negotiated.

     In offering the shares, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     We have agreed to keep the registration statement of which this prospectus is a part effective until The Shaar Fund sells the shares of common stock offered under this prospectus or until two years following the effective date of the registration statement of which this prospectus is a part, whichever comes first. No sales may be made pursuant to this prospectus after this date unless we amend or supplement this prospectus to indicate that we have agreed to extend the effective period.

     We cannot assure you that any of the selling shareholders will sell any or all of the shares of common stock registered in the registration statement.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby is being passed upon by Alice King, Esq., San Antonio, Texas. Alice King is ATSI's Corporate Counsel and is an employee.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Reference is made to said reports, which include an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 2 to the financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

  Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The SEC public reference room in Washington D.C. is located at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the pubic reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
                  ------------------

     Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and replace information previously filed, including information contained in this prospectus.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

 .    Our Amended Annual Report on Form 10-K/A for the year ended July 31,  1999
 .    Our Amended Quarterly Reports on Form 10-Q/A for the quarters ended October
     31, 1999 and January 31, 2000;

 .    Our Amended Quarterly Report on Form 10-Q/A for the quarter ended April 30,
     2000;

 .    Our wholly-owned subsidiary GlobalSCAPE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
 .    Our Proxy Statement dated October 25, 1999 for our annual meeting of shareholders;
 .    The description of our common stock included in our registration statement on Form S-4 filed on March 6, 1998.
 .    Our registration statement on Form S-3 for 3,198,054 shares of Common Stock filed on August 18, 1999;

 .    Our registration statement on Form S-3 initially filed on April 28, 2000 as amended on July 14, 2000 and on or around August 25, 2000;

You may request a free copy of these filings by writing or telephoning us at the following address:

            American TeleSource International, Inc.
            Investor Relations
            6000 Northwest Parkway, Suite 110
            San Antonio, Texas 78249
            (210) 547-1000

We will not send exhibits to these documents unless the exhibits are specifically incorporated by reference in this document.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the expenses (estimated except for the SEC registration fee) for the issuance and distribution of the securities being registered, all of which will be paid by ATSI:


     SEC Registration                         $ 2,910.94

     Legal                                     50,000.00
     Printing                                  18,000.00
     Miscellaneous                                500.00
                                              ----------

           Total:                             $71,410.94


ATSI will not pay commissions and discounts of underwriters, dealers or agents, if any, or any transfer taxes.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law, ATSI's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the DGCL and ATSI's Bylaws provide for indemnification of ATSI's directors and officers for certain liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of ATSI, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     ATSI has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of ATSI are also insured against liabilities, including liabilities arising under the Securities act of 1933, as amended, which might be incurred by them in their capacities as directors and officers of ATSI and against which they are not indemnified by ATSI.

     In connection with this offering, The Shaar Fund (or its assignees under a registration rights agreement signed by ATSI and The Shaar Fund) has agreed to indemnify ATSI, and its officers, directors and controlling persons, against any losses, claims, damages or liabilities to which they may become subject that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this prospectus or the registration statement or any omission or alleged omission to state in this prospectus or the registration statement a material fact required to be stated or necessary to make the statements in this prospectus or the registration statement not misleading, to the extent that such statement or omission was made in reliance on the written information furnished to ATSI by The Shaar Fund.

ITEM 16.   EXHIBITS.

                                 EXHIBIT INDEX

4.1 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated September 24, 1999 (Exhibit 10.39 to Registration Statement on Form S-3 (No. 333-89683) filed on October 26, 1999)

4.2 Certificate of Designation, Preferences and Rights of 6% Series C Cumulative Convertible Preferred Stock of American TeleSource International, Inc. (Exhibit 10.40 to Registration Statement on Form S-3 (No. 333-89683) filed on October 26, 1999)
4.3 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by American TeleSource International dated September 24, 1999 (Exhibit 10.41 to Registration Statement on Form S-3 (No. 333-89683) filed on October 26,
     1999)
4.4 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated September 24, 1999 (Exhibit 10.42 to Registration Statement on Form S-3 (No. 333-89683) filed on October 26, 1999)
4.5 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated February 22, 2000 (Exhibit 4.5 to Registration Statement on Form S-3 (No. 33-89683) filed on April 13, 2000)
4.6 Certificate of Designation, Preferences and Rights of 6% Series D Cumulative Convertible Preferred Stock of American TeleSource International, Inc. (Exhibit 4.6 to Registration Statement on Form S-3 (No. 333-89683) filed on April 13, 2000)
4.7 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by American TeleSource International dated February 22, 2000 (Exhibit 4.7 to Registration Statement on Form S-3(No. 333-89683) filed on April 13, 2000)
4.8 Common Stock Purchase Warrant issued to Corporate Capital Management LLC by American TeleSource International dated February 22, 2000 (Exhibit 4.8 to Registration Statement on Form S-3(No. 333-89683) filed on April 13, 2000)
4.9 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated September 24, 1999 (Exhibit 4.9 to Registration Statement on Form S-3 (No. 333-89683) filed on April 13, 2000)
4.10 Form of letter dated December 30, 1999 from H. Douglas Saathoff, Chief Financial Officer of American TeleSource International, Inc. to holders of Convertible Notes (Exhibit 4.1 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.11 Form of letter dated January 24, 2000 from H. Douglas Saathoff, Chief Financial Officer of American TeleSource International, Inc. to holders of Convertible Notes (Exhibit 4.2 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.12 Certificate of Designation Preferences and Rights of 10% Series A Cumulative Convertible Preferred Stock (Exhibit 10.43 to Annual Report on Form 10-K for the year ending July 31, 1999 filed on October 26, 1999)
4.13 Registration Rights Agreement between American TeleSource International, Inc. and Kings Peak, LLC dated February 4, 2000 (Exhibit 4.4 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.14 Form of Convertible Note for $2.2 million principal issued March 17, 1997 (Exhibit 4.5 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.15 Form of Modification of Convertible Note (Exhibit 4.6 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.16 Promissory Note issued to Four Holdings Ltd. dated October 17, 2000 (Exhibit 4.7 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)
4.17 Certificate of Designation, Preferences and Rights of 6% Series B Cumulative Convertible Preferred Stock (Exhibit 10.34 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)

4.18 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated July 2, 1999 (Exhibit 10.33 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)
4.19 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by ATSI dated July 2, 1999 (Exhibit 10.35 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)
4.20 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated July 2, 1999 (Exhibit 10.36 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)
4.21 Amended and Restated 1997 Option Plan (Exhibit 10.30 to Registration Statement on Form S-4 (No. 333-47511) filed March 6, 1998)
4.22 Form of 1997 Option Plan Agreement (Exhibit 10.7 to Registration Statement on Form 10 (No. 000-23007) filed August 22, 1997)
4.23 American TeleSource International, Inc. 1998 Stock Option Plan (Exhibit
     4.7 to Registration Statement on Form S-8 filed January 11, 2000)
5.1  Opinion regarding legality

23 Consent of Arthur Andersen LLP (Exhibit to this Registration Statement on Form S-3, File No. 333-89683 filed on August 25, 2000)
24   Power of Attorney (included on signature page to the Registration
     Statement)


ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

     A. Undertakings Regarding Amendments to this Prospectus and the Registration Statement

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that the undertakings set forth in paragraphs (1)(A)(i) and (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by ATSI pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference. ATSI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of ATSI's Annual Report on Form 10-K pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking in Respect of Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of ATSI pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ATSI of expenses incurred or paid by a director, officer or controlling person of ATSI in the successful defense of any action , suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas on the 25/th/ day of August 2000.
                               AMERICAN TELESOURCE INTERNATIONAL, INC.

                               By:  /s/ H. Douglas Saathoff
                                    -----------------------
                                    H. Douglas Saathoff
                                    Chief Financial Officer
                                    (Duly authorized officer)

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints H. Douglas Saathoff as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign this registration statement and any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In witness whereof, each of the undersigned has executed this Power of Attorney as of the date indicted.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Arthur L. Smith                    Chairman of the Board of Directors                  October 26, 1999
------------------------------
Arthur L. Smith                        Chief Executive Officer
                                       (Principal Executive Officer)

/s/  H. Douglas Saathoff               Chief Financial Officer                             October 26, 1999
------------------------------
H. Douglas Saathoff                    Senior Vice President
                                       Secretary
                                       Treasurer
                                       (Principal Accounting and Financial Officer)

/s/Richard C. Benkendorf               Director                                            October 26, 1999
------------------------------
Richard C. Benkendorf

/s/Carlos K. Kauachi                   Director                                            October 26, 1999
------------------------------
Carlos K. Kauachi

/s/ Murray R. Nye                      Director                                            October 26, 1999
------------------------------
Murray R. Nye

/s/ Tomas Revesz                       Director                                            October 26, 1999
------------------------------
Tomas Revesz

/s/Robert B. Werner                    Director                                            October 26, 1999
------------------------------
Robert B. Werner



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